Exhibit 99.1

Nano Dimension Establishes First Additively Manufactured Electronics (AME) NanoLab™ Facility to Advance Multi-Layer Printed Electronics

AME NanoLab@TTM, located at TTM’s Stafford Springs, CT campus will help customers accelerate design and innovation of new classes of additively manufactured High-Performance Electronic Devices (Hi-PEDs®).

AME NanoLab Network delivers expert training, standards enhancement, and improved feedback throughout the product transformation cycle.

Sunrise, Florida, January 24th, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM) today announced a collaboration with TTM Technologies, Inc. (“TTM”) to open its first AME NanoLab at TTM’s Advanced Manufacturing Center in Stafford Springs, CT.

The AME NanoLab Network will enable customers and researchers to actively experience the complete AME workflow in two steps, from design to final prototype. This network of labs will allow clients to take advantage of the latest DragonFly IV 3D-Printer and FLIGHT software from Nano Dimension. Experts will be on hand to work one-on-one with defense, aviation, aerospace, medical, advanced industrial, and research users to support them in accelerating the development cycles for novel electronic products.

By launching the first site, named AME NanoLab@TTM, Nano Dimension and TTM intend to drive growth and new capabilities in the AME market. The alliance will draw upon TTM’s expertise in the printed circuit board (PCB) industry and deliver innovations and solutions using advanced composition and manufacturing techniques. TTM already owns and operates three Nano Dimension DragonFly systems at its Advanced Manufacturing Center.

“3D printed electronics are rapidly evolving, delivering a step-change in electronics manufacturing,” stated Sean Patterson, President of Americas, Nano Dimension. “With this industry-leading partnership, we’re launching our first AME NanoLab Network site. Our goal is to align roadmaps, research, and development to support TTM and their original equipment manufacturers (OEMs), which will provide a better understanding of their use cases and materials requirements. As a result, customers will now be able to more easily explore the 3D space for Hi-PEDs while also reducing environmental impact in electronics manufacturing.”

The AME NanoLab @ TTM, and the launch of additional AME NanoLab Network sites in the future, will spearhead the ongoing development of new specifications related to IPC, MILSPEC, and Automotive and will work toward creating new AME standards within the United States. Customers will also receive critical training and consulting on their applications and use cases.

“We are excited to have a NanoLab in our Advanced Manufacturing Center,” stated Phil Titterton, Chief Operating Officer, TTM. “Our work with Nano Dimension’s equipment will complement our other efforts in additive electronics manufacturing as well as our larger Industry 4.0 efforts at TTM.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems designed to deliver a superior ROI to their owners and Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs by depositing proprietary conductive and dielectric materials simultaneously while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks while creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021 and January 2022, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland, and Global Ink Systems Ltd. (GIS) from Cambridge, United Kingdom. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible SMT pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system. GIS is the leading developer and supplier of application software, drive electronics, and ink system components – supporting a wide range of industrial printers.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of The AME NanoLab Network for customers, that the collaboration between Nano Dimension and TTM is designed to accelerate growth and new capabilities in the AME market, its goals for the AME NanoLab, the launch of additional AME NanoLab Network sites in the future and that the launch will spearhead the ongoing development of new standards related to Inter-Process Communication/Military Specification/Automotive and will work toward creating new AME standards within the United States, and that work with Nano Dimension’s equipment will complement TTM’s other efforts in Additive Electronics manufacturing as well as their larger Industry 4.0 efforts at TTM. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

NANO DIMENSION MEDIA RELATIONS CONTACT
Greg Caldwell, VP, Global Marketing | PR@nano-di.com

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